MSS Series Trust

8000 Town Centre Drive, Suite 400

Broadview Heights, OH 44147

September 1, 2022

Via Electronic Transmission

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:

MSS Series Trust

Registration Statement on Form N-1A

Filed March 25, 2022

File Nos. 333-135714, 811-21927

Accession No. 0001162044-22-000382

Dear Sir or Madam:

On behalf of MSS Series Trust, a registered investment company (the "Trust" or "Registrant"), pursuant to Rule 477(a) under the Securities Act of 1933 (the "1933 Act"), as amended, the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 69 to the Trust's Registration Statement on Form N-1A (the "Amendment") (Accession No. 0001162044-22-000382).  The Amendment was filed on March 25, 2022 pursuant to Rule 485(a) under the 1933 Act for the purpose of registering shares of the Seizert Large Cap Value Fund and Seizert Small Cap Value Fund (the "Funds") for sale to the public.  The Trust requests this withdrawal because it has determined not to offer shares of the Funds to the public.  No securities were offered or sold pursuant to the Amendment.  The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable.  The Registrant's CIK number is 0001368578.

It is the Registrant's understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Commission, unless the Registrant receives notice from the Securities and Exchange Commission that this application will not be granted.

Please direct any questions concerning this letter to Andrew Davalla of Thompson Hine LLP, counsel to the Trust at (614) 469-3353.

Very truly yours,

/s/ Gregory Getts

Gregory Getts, President, MSS Series Trust